FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

10 April 2019

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and a person closely associated with a PDMR

The following transactions relating to dividends of US$0.50 ordinary shares (the "Shares") were made on 8 April 2019:

Directors

Name	Shares acquired/allocated	Price per Share/ADS
Kathleen Casey	49 American Depositary Shares (representing 245 ordinary shares of US$0.50 each)	US$41.20841
Henri de Castries	460	US$8.2417
John Flint	5,066	US$8.2417
Irene Lee	284	US$8.2417
Heidi Miller	22 American Depositary Shares (representing 110 ordinary shares of US$0.50 each)	US$42.45671
Marc Moses	23,135	US$8.2417
Mark Tucker	7,347	US$8.2417

1American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

Other PDMRs

Name	Shares acquired/allocated	Price per Share
Samir Assaf	8,014	US$8.2417
Patrick Burke	2,352 9,646	US$8.2417 £6.5026
Andy Maguire	4,555	US$8.2417
Paulo Maia	3,033 12 6,740	US$8.2417 £6.5027 £6.5048
Charlie Nunn	689	US$8.2417
Noel Quinn	3,412	US$8.2417
Antonio Simoes	3,506	US$8.2417
Ian Stuart	1,297	US$8.2417
Peter Wong2	2,644 27,339 656	US$8.2417 £6.5048 US$8.2417

2Peter Wong's acquisition includes via a person closely associated - details below.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Kathleen Casey

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc Ordinary shares of US$0.50 each	GB0005405286	Outside of a trading venue		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$41.21	49	US$2,019.21
		Aggregated	US$41.208	49	US$2,019.21

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Henri de Castries

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	460	US$3,791.18
		Aggregated	US$8.242	460	US$3,791.18

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Flint

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	5,066	US$41,752.45
		Aggregated	US$8.242	5,066	US$41,752.45

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Irene Lee

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	284	US$2,340.64
		Aggregated	US$8.242	284	US$2,340.64

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Heidi Miller

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc Ordinary shares of US$0.50 each	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$42.46	22	US$934.05
		Aggregated	US$42.457	22	US$934.05

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Marc Moses

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	23,135	US$190,671.73
		Aggregated	US$8.242	23,135	US$190,671.73

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Mark Tucker

2 - Reason for the notification

Position/status			Group Chairman

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	7,347	US$60,551.77
		Aggregated	US$8.242	7,347	US$60,551.77

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Samir Assaf

2 - Reason for the notification

Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	8,014	US$66,048.98
		Aggregated	US$8.242	8,014	US$66,048.98

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Patrick Burke

2 - Reason for the notification

Position/status			President and Chief Executive of HSBC US

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	2,352	US$19,384.48
		Aggregated	US$8.242	2,352	US$19,384.48

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.50	9,646	£62,724.08
		Aggregated	£6.503	9,646	£62,724.08

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Andy Maguire

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	4,555	US$37,540.94
		Aggregated	US$8.242	4,555	US$37,540.94

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Paulo Maia

2 - Reason for the notification

Position/status			Chief Executive, Latin America

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	3,033	US$24,997.08
		Aggregated	US$8.242	3,033	US$24,997.08

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.50	12	£78.03
		Aggregated	£6.503	12	£78.03

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.50	6,740	£43,842.59
		Aggregated	£6.505	6,740	£43,842.59

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Charlie Nunn

2 - Reason for the notification

Position/status			Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	689	US$5,678.53
		Aggregated	US$8.242	689	US$5,678.53

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	3,412	US$28,120.68
		Aggregated	US$8.242	3,412	US$28,120.68

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Antonio Simoes

2 - Reason for the notification

Position/status			Group Managing Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	3,506	US$28,895.40
		Aggregated	US$8.242	3,506	US$28,895.40

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	1,297	US$10,689.48
		Aggregated	US$8.242	1,297	US$10,689.48

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Peter Wong

2 - Reason for the notification

Position/status			Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	2,644	US$21,791.05
		Aggregated	US$8.242	2,644	US$21,791.05

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.50	27,339	£177,835.68
		Aggregated	£6.505	27,339	£177,835.68

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Camay Wong

2 - Reason for the notification

Position/status			Closely associated person of Peter Wong, Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-04-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.24	656	US$5,406.56
		Aggregated	US$8.242	656	US$5,406.56

For any queries related to this notification, please contact:

JJ Williams
Shareholder Services
020 3268 3568

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 10 April 2019